Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter ended 30 June 2026 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	80,705	75,162	85,452	335,933
2	Cost of revenues	43,165	41,471	36,825	158,669
3	Gross profit (1 - 2)	37,540	33,691	48,627	177,264
4	Selling, general and administrative expenses	28,820	27,762	25,647	106,763
5	Research and development expenses	5,766	5,463	6,244	24,058
6	Impairment of non-current assets, net	15	2,586	-	3,519
7	Other income, net	(845)	(3,445)	(739)	(7,627)
	Total operating expenses	33,756	32,366	31,152	126,713
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	3,784	1,325	17,475	50,551
	Finance income	2,989	1,677	2,400	7,870
	Finance expense	(1,255)	(1,057)	(830)	(3,738)
9	Finance income, net	1,734	620	1,570	4,132
10	Share of profit of equity accounted investees, net of tax	8	46	2	134
11	Profit before tax (8 + 9 + 10)	5,526	1,991	19,047	54,817
12	Tax expense, net	1,178	(214)	4,951	12,351
13	Profit for the period/year (11 - 12)	4,348	2,205	14,096	42,466

	Attributable to:
	Equity holders of the parent company	4,435	2,201	14,178	42,850
	Non-controlling interests	(87)	4	(82)	(384)

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	5.32	2.64	17.04	51.48
	Diluted earnings per share of Re.1/- each	5.32	2.64	17.02	51.42
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Global Generics	71,993	65,802	75,620	299,033
	b) Pharmaceutical Services and Active Ingredients	10,527	11,075	9,709	42,043
	c) Others	193	236	1,651	2,127
	Total	82,713	77,113	86,980	343,203
	Less: Inter-segment revenues	2,008	1,951	1,528	7,270
	Net revenues	80,705	75,162	85,452	335,933

2	Segment results:
	Gross profit from each segment
	a) Global Generics	37,123	31,809	46,086	169,698
	b) Pharmaceutical Services and Active Ingredients	381	1,817	1,082	5,984
	c) Others	36	65	1,459	1,582
	Total	37,540	33,691	48,627	177,264
	Less: Selling and other un-allocable expenditure, net of other income	32,014	31,700	29,580	122,447
	Total profit before tax	5,526	1,991	19,047	54,817

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB), and presented as per the format of Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 22 July 2026. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report there on.

2	Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs.2,397 million towards inventory and other associated costs during the quarter ended 30 June 2026.

3	During the quarter ended 31 March 2026, consequent to resolution of a shelf stock adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction of “Revenue from sale of goods” in the Company’s Global Generics Segment.

4	During the quarter ended 31 March 2026, the Company decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the development status and clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million in the Company’s Global Generic segment, comprising of:

a. Impairment of non-current assets of Rs. 1,291 million (i.e., towards Property, plant and equipment, Other Intangible assets and Right of use assets) and
b. Other development program related wind down cost under Selling, general and administrative expenses (“SG&A”) of Rs. 59 million.

5	During the quarter ended 31 March 2026, the Company has recorded an impairment loss of Rs.914 million (USD 10 million) consequent to discontinuation of the Phase III study in first line non-small cell lung cancer conducted by Immutep Limited following the results of the futility analysis. This transaction pertains to Company’s Global Generics segment.

6	During the year ended 31 March 2026, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York. Consequent to discontinuance of development, the Company recorded the following financial impacts in the Company’s Global Generic segment, resulting in a net loss of Rs.47 million:

- Impairment loss of the entire carrying value of Rs.535 million for property, plant and equipment;
- Inventory related provisions of Rs.260 million;
- Other development program related wind down costs of Rs.129 million;
- Gain recognized under Other Income, net from the write back of liabilities no longer required of Rs.877 million.

7	“Other income, net” includes:
a. Rs. 1,400 million recognised pursuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended 31 March 2026.
b. Gain on sale of non-current assets, net amounting to Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks during the quarter ended 31 March 2026.

8	During the year ended 31 March 2026, based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, based on its estimate the Company had recorded a VAT provision of Rs. 1,836 million (including provision of Rs.1,141 million recorded during the quarter ended 31 March 2026) under “Selling, general and administrative expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to 31 March 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to Company’s Global Generics segment.

9	The Company considered the on-going uncertainties relating to geo-political conflicts (including Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10	The figures for the quarter ended 31 March 2026 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 22 July 2026	Co-Chairman & Managing Director
DIN: 00057433